Bgin Blockchain Ltd

January 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Christopher Wall Nolan McWilliams Mark Brunhofer Sharon Blume

Re:	Bgin Blockchain Ltd Draft Registration Statement on Form F-1 Submitted on September 20, 2022 CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 24, 2022 regarding the Draft Registration Statement on Form F-1 submitted by the Company on September 20, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Draft Registration Statement on Form F-1 submitted on September 20, 2022

General

1. You state that you are a “digital asset technology company with proprietary cryptocurrency-mining technologies and a strategic focus on small-cap cryptocurrencies.” Please revise as follows:

●	Provide a complete list of crypto assets that you have mined, including the periods during which you mined these crypto assets, the mining difficulty of these assets and the amount of reward received for each period;

●	Discuss your intention to mine, invest in or transact in crypto assets other than those discussed above and update this disclosure in future amendments as appropriate;

●	Describe your process, if any, for analyzing whether a particular crypto asset that you intend to mine, invest in, or transact in is a “security” within the meaning of Section 2(a)(1) of the Securities Act and disclose that this is a risk-based judgment, does not constitute a legal determination binding on regulators or the courts and does not preclude legal or regulatory action; and

●	Describe in your risk factors the specific potential consequences to you and to investors if it is subsequently determined that you have participated in the unregistered issuance or distribution of securities, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose these risks in the Summary.

Response:

In response to the Staff’s comment in the first bullet point above, we revised our disclosure on pages 98 through 101 of Amendment No. 1 to the Draft Registration Statement and under the section “Business — Mining Results” to include a list of cryptocurrencies that we have mined, including the periods during which we mined these cryptocurrencies, the mining difficulty of these assets, and the amount of reward received for each period.

In response to the Staff’s comment in the second bullet point above, we revised our disclosure on page 102 of Amendment No. 1 to the Draft Registration Statement and under the Section “Business — Mining Results — Performance Metrics” to include disclosure that we intend to start mining certain other types of cryptocurrencies in the future, including LTC, DOGE, and RXD.

In response to the Staff’s comment in the third bullet point above, we revised our disclosure on pages 14 and 15 of Amendment No. 1 to the Draft Registration Statement to disclose that (i) we currently do not have internal procedures in place to analyze whether a particular crypto asset that we intend to mine, invest in, or transact in is a “security” within the meaning of Section 2(a)(1) of the Securities Act, but we intend to take steps to implement internal compliance procedures for this purpose, and describe the procedures we plan to implement, and (ii) any such analysis we conduct is a risk-based judgment, does not constitute a legal determination binding on regulators or the courts and does not preclude legal or regulatory action.

In response to the Staff’s comment in the fourth bullet point above, we revised our disclosure on pages 14, 15 and 47 of Amendment No. 1 to the Draft Registration Statement to describe as a risk factor the specific potential consequences to us and to investors if it is subsequently determined that that we have participated in the unregistered issuance or distribution of securities, including the specific risks inherent to our business model that may necessitate corrective measures as a result of judicial or regulatory actions. We also disclosed these risks under “Prospectus Summary — Summary of Risk Factors — Risks Related to Government Regulation Regulatory Framework” of Amendment No. 1 to the Draft Registration Statement.

Cover Page

2. Please clearly and consistently disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 1 to the Draft Registration Statement to (i) disclose how we will refer to the holding company and subsidiaries when providing disclosure throughout the document, (ii) disclose that the holding company does not conduct operations and we conduct our operations through our subsidiaries, and (iii) disclose the entity (including the domicile) in which investors are purchasing an interest.

3. We note your disclosure on the cover page describing how cash is transferred through your organization and disclose your intentions to distribute earnings. In this discussion, please provide cross-references to the consolidated financial statements.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 1 to the Draft Registration Statement to provide cross-reference to our consolidated financial statements and notes included elsewhere in the prospectus.

Prospectus Summary, page 1

4. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve you or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you have determined that any permissions are not required, please explain the basis for your determination. If you have relied on the advice of counsel in making that determination, please identify counsel and the consents on which they have advised. If you have not relied on the advice of counsel, please explain why you have chosen not to do so.

Response: In response to the Staff’s comment, we revised our disclosure on page 6 of Amendment No. 1 to the Draft Registration Statement to (i) disclose each permission or approval that we or our subsidiaries are required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors, (ii) state that we and our subsidiaries are not covered by permissions requirements from the CSRC, CAC, or any other governmental agency that is required to approve our subsidiaries’ operations and, as such, we have not submitted any such application to any PRC regulatory authority for approval, (iii) describe the consequences to us and our investors if we and our subsidiaries (1) do not receive or maintain such permissions or approvals, (2) inadvertently conclude that such permissions or approvals are not required, or (3) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future. We further disclosed that our determinations are based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, and the consent of our PRC legal counsel will be included in its legal opinion to be publicly filed as an exhibit to our registration statement on Form F-1.

5. In your summary of risk factors, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, we revised our disclosure on the pages 9 and 10 of Amendment No. 1 to the Draft Registration Statement to disclose that our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.

6. We note your inclusion of a structure chart on page 3, which appears to only show share ownership on a pre-IPO basis. Please include a structure chart showing the post-IPO ownership percentages.

Response: In response to the Staff’s comment, we revised our corporate chart on the pages 3 and 62 of Amendment No. 1 to the Draft Registration Statement to show the post-IPO ownership percentages, which are indicated by brackets. We respectfully advise the Staff that the exact post-IPO ownership percentages cannot be ascertained at this time as the number of Class A ordinary shares to be offered by us in this offering has not yet been determined, and we will update the corporate chart to identify the exact percentages once the number of shares offered is determined.

7. We note your disclosure on page 3 that “Decho Investment Limited, a company controlled by Mr. Qingfeng Wu, our chief executive officer, beneficially own all of our Class B ordinary shares and have the ability to control the outcome of matters put to a shareholder vote on general meetings…” and on page 13 that “upon the completion of this offering, Mr. Qingfeng Wu, our founder and chief executive officer will beneficially own % of our total issued and outstanding Class A ordinary shares and % of our total issued and outstanding Class B ordinary shares, representing % of our total voting power.” To the extent that new Class B ordinary shares are being issued, or Mr. Wu is transferring all or a part of his Class B shares in connection with the transaction, please describe this, including any additional Class B shares in the Capitalization and Dilution sections. Furthermore, please confirm whether you intend to elect to opt out of corporate governance requirements under the Nasdaq Market Rules as a result of being a “controlled company”.

Response: We respectfully advise the Staff that we currently do not expect to issue any additional Class B ordinary shares prior to this offering, nor does Mr. Wu expect to transfer any of his Class B ordinary shares in connection with this offering. In response to the Staff’s comment, we revised our disclosure on the cover page and pages 16 and 114 of Amendment No. 1 to the Draft Registration Statement to disclose that we do not currently intend to elect to opt out of corporate governance requirements under the Nasdaq Market Rules as a result of being a “controlled company.”

8. Please clarify the distinction, if any, in the terms you use to refer to crypto assets, and add the terms “cryptocurrency” and “digital assets” to your list of defined terms on page 2. If there is no distinction, please revise the filing to use a single defined term throughout.

Response: In response to the Staff’s comment, we added the terms “cryptocurrency” and “digital assets” to our list of defined terms on page iii of Amendment No. 1 to the Draft Registration Statement, and revised our disclosure throughout Amendment No. 1 to the Draft Registration Statement to replace references to “cryptocurrency assets” or “crypto assets” with “cryptocurrencies.”

9. On page 13 you disclose that as an emerging growth company you will not be required to conduct an evaluation of your internal control over financial reporting (ICFR) for two years. As Instruction 1 to Item 308 of Regulation S-K provides that management’s evaluation of ICFR must be provided in a registrant’s second annual report, please revise your disclosure accordingly or tell us why you do not need to provide your assessment of ICFR for two years. Reference for us the specific provisions of the JOBS Act or other authoritative guidance that supports a two-year deferral.

Response: In response to the Staff’s comment, we revised our disclosure on page 16 of Amendment No. 1 to the Draft Registration Statement to state that we will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

Through Bgin HK, our Hong Kong subsidiary, we have entered into service agreements with PRC individuals, page 15

10. We note your disclosure on page 15 that you “have service agreements with 34 PRC individuals who are based in Mainland China and provide chip and algorithm research and development and daily operation and management services. The service relationship between Bgin HK and such PRC citizens does not constitute a labor relationship which refers to relationship between domestic enterprises and employees under the PRC Labor Law…” We also note your disclosure on page 84 that you have 34 employees in Mainland China with whom Bgin HK has entered into “employment agreements”. With regard to these individuals:

●	Please clarify the nature of the relationship between the group and the PRC-based individuals.

●	Please clarify whether the total of 34 includes your officers, which you also note are located in the PRC.

●	Please indicate what changes to your workforce are necessitated by moving your mining operations from Mainland China to the United States.

●	Please indicate whether you have received legal advice as to whether having officers located in the PRC exposes the Company to liability with regard to the operation of a crypto asset mining firm, notwithstanding the fact that mining operations may take place outside of the PRC.

●	Please indicate whether among these 34 individuals, any or all are working on the development of your new ASIC chip, whether this research and development will continue to be located in the PRC and whether this research and development is prohibited by PRC law.

Response:

●	Please clarify the nature of the relationship between the group and the PRC-based individuals.

We respectfully advise the Staff that we have entered into service agreements with certain PRC-based individuals and the relationship between us and the PRC-based individuals does not constitute a labor relationship under the PRC Labor Law but rather a civil legal relationship of the provision and receipt of services under the PRC laws. In response to the Staff’s comment, we revised our disclosure on pages 19 and 105 of Amendment No. 1 to the Draft Registration Statement to disclose the nature of this relationship and that we have entered into services agreements, as opposed to employment agreements, with these PRC-based individuals.

●	Please clarify whether the total of 34 includes your officers, which you also note are located in the PRC.

In response to the Staff’s comment, we revised our disclosure on pages 19 and 105 of Amendment No. 1 to the Draft Registration Statement to clarify that the total includes our officers, which we also note are located in the PRC.

●	Please indicate what changes to your workforce are necessitated by moving your mining operations from Mainland China to the United States.

In response to the Staff’s comment, we revised our disclosure on page 105 of Amendment No. 1 to the Draft Registration Statement to indicate that as we move our mining operations from Mainland China to the United States, we plan to (i) build a U.S.-based team focusing on operations and research and development and (ii) apply for and obtain employment visas in Hong Kong for all of our officers. We then plan to terminate the services agreements with the PRC-based individuals once (i) our officers are working from Hong Kong with visas in compliance with Hong Kong laws, and (ii) we determine that our U.S.-based team is able to adequately support the Company’s research and development and operations functions.

●	Please indicate whether you have received legal advice as to whether having officers located in the PRC exposes the Company to liability with regard to the operation of a crypto asset mining firm, notwithstanding the fact that mining operations may take place outside of the PRC.

●	Please indicate whether among these 34 individuals, any or all are working on the development of your new ASIC chip, whether this research and development will continue to be located in the PRC and whether this research and development is prohibited by PRC law.

We respectfully advise the Staff that these PRC-based individuals mainly provide chip and algorithm research and development and daily operation and management services for us. As of the date of this letter, two individuals are working on the development of our new ASIC chip, and this research and development will continue to be located in the PRC. We respectfully advise the Staff that we obtained legal advice as to whether having officers located in the PRC exposes the Company to liability with regard to the operation of a crypto asset mining firm, notwithstanding the fact that mining operations may take place outside of the PRC. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, as of the date of this response, there are no explicit regulations under the PRC laws that apply to, restrict, or prohibit the provision of the aforementioned services, including the research and development of ASIC chips, by PRC-based individuals to a Hong Kong company such as Bgin HK, our indirect wholly-owned subsidiary. Therefore, we believe that neither having officers located in the PRC nor research and development activities conducted by PRC-based individuals will expose the Company to liability with regard to the operation of a cryptocurrency mining company which conducts mining outside of the PRC.

In response to the Staff’s comment, we revised our disclosure on page 105 of Amendment No. 1 to the Draft Registration Statement to include the discussions above.

If the shipment of our subsidiaries’ mining machines from Mainland China to the U.S. are deemed to be in violation, page 16

11. You state on page 16 that “in the opinion of Commerce & Finance Law Offices, [y]our PRC legal counsel, as of the date of this prospectus, [y]our subsidiaries are not in violation of any applicable PRC laws and regulations by simply owning mining machines in Mainland China” and that, as of August 5, 2022, you have “841 set [sic] of mining machines in operation in the PRC.” Please clarify whether the continuing operation of mining machines following the listing of cryptocurrency mining as an “eliminated industry” by the National Development and Reform Commission is within the scope of PRC counsel’s opinion and, if not, discuss the attendant risks.

Response: In response to the Staff’s comment, we revised our disclosure on page 21 of Amendment No. 1 to the Draft Registration Statement to include a risk factor to disclose the risks associated with our continuing operation of mining machines following the listing of cryptocurrency mining as an “eliminated industry” by the National Development and Reform Commission under the title “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China. The operation of mining machines in China were in violation of applicable laws regulating cryptocurrency mining activities in Mainland China.”

Through Bgin HK, our Hong Kong subsidiary, we have and had entered into agreements with our affiliated entities..., page 16

12. We note that you continue to operate mining machines in the PRC following crypto asset mining being included by the National Development and Reform Commission in the Catalogue for Guiding Industry Restructuring as an eliminated industry. Please discuss management’s decision to continue mining operations in the PRC after the effective date, including any analysis undertaken of the potential rewards from continuing operations versus the risks of violating PRC regulations.

Response: In response to the Staff’s comment, we revised our disclosure on page 20 of Amendment No. 1 to the Draft Registration Statement to include a discussion on the management’s decision to continue mining operations in the PRC after the effective date, including analysis undertaken of the potential rewards from continuing operations versus the risks of violating PRC regulations.

Risk Factors

If cryptocurrencies are determined to be investment securities, and we hold a significant portion of our assets in cryptocurrencies..., page 37

13. We note your statements that “The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that may evolve over time” and that “the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: In response to the Staff’s comment, we revised our disclosure on page 44 of Amendment No. 1 to the Draft Registration Statement to remove the statements that “the legal test for determining whether any given cryptocurrency is a security is highly complex, fact-driven analysis that may evolve over time” and that “the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution”, and to disclose that the Staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or digital asset mining firms..., page 38

14. Please revise to disclose the basis by which you conclude that you “do not believe that cryptocurrencies are securities.” In particular, clarify whether you regard “cryptocurrencies” as a distinct subset of crypto assets and whether you are referring to the crypto assets you mine and hold or a broader list of assets.

Response: In response to the Staff’s comment, we revised our disclosure on page 45 of Amendment No. 1 to the Draft Registration Statement to remove the statement that “we do not believe that cryptocurrencies are securities.” We respectfully advise the Staff that for purposes of this prospectus, we regard “cryptocurrencies” as equivalent to “crypto assets” and to avoid confusion, we updated this risk factor to use the term “cryptocurrencies” only.

15. Please revise this risk factor to delete the statement that “the SEC Staff has not provided guidance with respect to the treatment of [crypto] assets under the 1940 Act” and revise to clarify that, if the crypto assets you mine or hold, or plan to mine or hold, are determined to be securities, you may be required to register as an investment company or to adjust your strategy or assets. Finally, please revise the header to this risk factor to appropriately identify the risk of operating as an unregistered investment company.

Response: In response to the Staff’s comment, we revised our disclosure on page 45 of Amendment No. 1 to the Draft Registration Statement to (i) delete the statement that “the SEC Staff has not provided guidance with respect to the treatment of crypto assets under the 1940 Act”, (ii) clarity that, if the cryptocurrencies we mine or hold, or plan to mine or hold, are determined to be securities, we may be required to register as an investment company or to adjust our business strategies, and (iii) revise the header to this risk factor to “We may be required to register as an investment company under the 1940 Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the 1940 Act and required to register as an investment company or to adjust our strategies” to identify the risk of operating as an unregistered investment company.

There is no one unifying principle governing the regulatory status of cryptocurrency, page 38

16. Please revise the third paragraph of this risk factor as it is out of date and omits material regulatory and legislative developments involving crypto assets. Similarly revise the heading. The legal tests to determine whether an instrument is a “security” are well-established by U.S. Supreme Court case law and the Commission and staff reports, orders, and statements providing guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: In response to the Staff’s comment, we revised the third paragraph and the heading of this risk factor on pages 45 and 46 of Amendment No. 1 to the Draft Registration Statement to reflect that the SEC and courts are providing increasing guidance on the treatment of crypto assets for purposes of the U.S. federal securities laws and the legal tests to determine whether an instrument is a “security” are well-established by U.S. Supreme Court.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 59

17. Please discuss, including quantitatively where possible, all known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your strategy shift to “more profitable” alternative crypto assets, that you are in the process of relocating substantially all of your mining operations from the PRC to the US, and that as of August 5, 2022, a substantial majority of your mining machines are “not under operation.”

Response: In response to the Staff’s comment, we revised our disclosure on page 68 of Amendment No. 1 to the Draft Registration Statement under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Key Factors Affecting Our Results of Operations” to include a discussion of all known trends or uncertainties that have had, or we reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We respectfully advise the Staff that we had shipped all of our mining machines from Mainland China to the U.S. by October 2022, as a result of which we expect to experience decreased electricity costs per megawatt. Other than this, we do not expect to be affected by any other known trend or uncertainty that materially impact our revenue or results of operations.

18. Please substantiate your claims that you are shifting to mining “more profitable” crypto assets by including a breakeven analysis for each crypto asset you earn or mine comparing your cost to earn or mine one crypto asset with the value of that crypto asset.

Response: In response to the Staff’s comment, we revised our disclosure on pages 74 and 77 of Amendment No. 1 to the Draft Registration Statement under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Results of Operations” to include a table that shows the comparisons of net of electricity cost margins for each of the cryptocurrencies the Company earned in 2020, 2021, and the six months ended June 30, 2021 and 2022.

Regulatory environments regarding cryptocurrencies, page 60

19. Please discuss, including quantitatively if possible, how the regulatory environment in which you operate has driven operating costs and strategy with respect to where you operate and what alternative crypto assets you mine. Similarly revise the applicable risk factors and the Prospectus Summary.

Response: In response to the Staff’s comment, we revised our disclosure on page 69 of Amendment No. 1 to the Draft Registration Statement under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations— Regulatory environments regarding cryptocurrencies” to include a discussion of how the regulatory environment in which we operate has driven operating costs and strategy with respect to where we operate and what alternative crypto assets we mine. We also included a risk factor under the section “Risk Factors—Risks Related to Government Regulation Regulatory Framework— Regulatory developments related to cryptocurrencies and cryptocurrency markets may impact our business, financial condition, and results of operations” and revised the Prospectus Summary under “Prospectus Summary — Recent Development” on page 4 of Amendment No. 1 to the Draft Registration Statement.

Volatility in market price of cryptocurrencies, page 60

20. Please quantify the price volatility of crypto assets generally and of the specific alternative crypto assets you mine for the periods presented and through the most recent practicable date. Also describe the factors you consider in determining to adjust the ratio or mix of crypto assets mined. Similarly revise the applicable risk factors and the Prospectus Summary.

Response: In response to the Staff’s comment, we revised our disclosure on pages 69 through 73 of Amendment No. 1 to the Draft Registration Statement to quantify the price volatility of crypto assets generally and of the specific alternative crypto assets we mine for the periods presented and through the most recent practicable date, and described the factors we consider in determining to adjust the ratio or mix of crypto assets mined. We also revised the applicable risk factor under the section “Risk Factors—Risks Related to Our Business and Industry—Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.” and revised the Prospectus Summary under “Prospectus Summary—Summary of Risk Factors—Risks Related to Our Business and Industry” on page 13 of Amendment No. 1 to the Draft Registration Statement.

Revenues, costs of sales and gross profit margin, page 61

21. Please quantify the amounts of and revenues generated from each individual crypto asset mined during the periods discussed.

Response: In response to the Staff’s comment, we revised our disclosure on pages 74 and 77 of Amendment No. 1 to the Draft Registration Statement under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Results of Operations” to include tables that show the amounts of and revenues generated from each individual crypto asset mined during the periods discussed.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 63

22. Please explain to us why you indicate in the first paragraph of this section that you have financed your operations primarily through cash generated by operating activities when your statements of cash flows on page F-6 and summary of cash flows on page 64 depict cash used in operating activities of $6.7 million in 2021 and $2.2 million in 2020.

Response: We respectfully advise the Staff that the Company’s primary business is cryptocurrency mining and its major source of income is cryptocurrencies awarded from mining activities and subsequent exchange of the cryptocurrencies to cash. Therefore, although the operating cash flows show cash used in operating activities of $6.7 million in 2021 and $2.2 million in 2020, these two figures will become significant cash inflows if the $15.4 million in 2021 and $4.5 million in 2020 cash inflows from sales of cryptocurrencies (classified in investing activities) are taken into consideration. Therefore, the Company’s operating activities can be primarily financially supported by its mining operations.

Critical accounting policies, page 66

23. Please revise your disclosure to provide the qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates for cryptocurrency revenue recognition and impairment have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. In your revised disclosure discuss why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. See Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on pages 82 and 83 of Amendment No. 1 to the Draft Registration Statement to include qualitative and quantitative information required under “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Critical Accounting Policies.”

Industry

Competitive Landscape of Global Alternative Cryptocurrency Mining Market, page 70

24. You disclose that Bgin holds “a leading position in terms of the market share in mining certain alternative cryptocurrencies, including CKB (Nervos Network), HNS (Handshake), TRB (Tellor), and DGB (DigiByte).” Please revise throughout to remove “leading” claims with respect to alternative crypto assets that you no longer mine. Also clarify whether you have mined or held other crypto assets since your inception and revise the table on page 70 to clarify in which periods you have mined specific crypto assets.

Response: In response to the Staff’s comment, we revised our disclosure throughout Amendment No. 1 to the Draft Registration Statement to remove “leading” claims with respect to alternative crypto assets that we no longer mine. We also revised the table on page 87 of Amendment No. 1 to the Draft Registration Statement to clearly disclose the other crypto assets we have mined since our inception and the periods in which we have mined specific crypto assets.

Business, page 71

25. Please discuss your methods of power generation, including the sources of energy, any renewable energy credits or tax credits of which you avail yourself, and, for each of the periods presented: electricity rates paid, costs per megawatt hour and average costs per crypto asset mined. Also revise the table on page 76 by clarifying the periods included in the cost to revenue metric. To the extent that changes in period over period costs to revenues represent a material trend, please discuss in MD&A.

Response: In response to the Staff’s comments, we revised our disclosure on page 103 of Amendment No. 1 to the Draft Registration Statement to discuss our methods of power generation, including the sources of energy, and disclose that we do not avail ourselves to any renewable energy credits or tax credits. We also included discussions for each of the periods presented regarding electricity rates paid, costs per megawatt hour, and average costs per crypto asset mined on page 103 of Amendment No. 1 to the Draft Registration Statement. Additionally, we revised the table on page 93 of Amendment No. 1 to the Draft Registration Statement to include a footnote that clarifies that the cost to revenue metric as indicated in the cost to revenue metric represents such data measured at the launch of each model of machines. We respectfully advise the Staff that we do not believe that changes in period over period costs to revenue represent a material trend.

Competitive Strengths, page 72

26. We note your disclosure that your “subsidiaries’ mining machines are equipped with FPGA chips” and that your subsidiaries are developing proprietary ASIC chips. Please discuss why you are switching from using FGPA chips to ASIC chips, and quantify the anticipated increases in computing power, energy efficiency, or rewards expected from the change to using mining machines that use ASIC chips.

Response: In response to the Staff’s comments, we revised our disclosure on pages 102 and 103 of Amendment No. 1 to the Draft Registration Statement to discuss the reasons we are switching from FGPA chips to ASIC chips, and quantify the anticipate increases in computing power, energy efficiency, and rewards expected from the change to using mining machines that use ASIC chips.

Growth Strategies, page 73

27. We note your disclosure that your “subsidiaries are in the process of developing two mining pools specially designed for mining small-cap cryptocurrencies and [y]our subsidiaries expect to launch these mining pools by the end of 2022.” Please discuss your proposed mining pools, including how you plan to attract participants, your proposed economic arrangements (including payout and fee schemes), the tools you will provide to participants, what security measures you will use to protect your pool from disruption, and the size and combined hashrate your pools will aim to achieve. Please also disclose how mined assets will be held and ultimately delivered to pool participants. To the extent that assets are to be held on behalf of pool participants for any length of time, please expand your risk factor disclosure to disclose the potential risks of loss of mined assets.

Response: In response to the Staff’s comment, we included disclosure on page 103 of Amendment No. 1 to the Draft Registration Statement to discuss our proposed mining pools, including how we plan to attract participants, our proposed economic arrangements (including payout and fee schedules), the tools we will provide to participants, what security measures we will use to protect our pool from disruption, the size and combined hash rate our pools will aim to achieve, and how the mined assets will be held and ultimately delivered to pool participants. We also included a risk factor disclosure on page 40 to disclose the potential risks of loss of mined assets under the title “Risk Factors — Risks Related to Our Business and Industry — We are in the process of developing two mining pools. Any cyber-attacks against the mining pools may result in materially negative impact on our business, financial position, and results of operations.”

Arrangements with our Affiliated Entities in the PRC, page 75

28. We note that you conduct your operations in the PRC through agreements with companies beneficially owned by your CEO, Qingfeng Wu, and your board chairman, Qiuhua Li. Please include risk factor disclosure describing the potential for conflicts between you and the affiliated companies, and disclose whether the agreements with Bgin Shenzen and Bgin Zhongshan were conducted at arm’s length. In light of your movement of operations out of the PRC clarify what agreements you intend to remain in place with the affiliated companies.

Response: In response to the Staff’s comment, we included a risk factor disclosure on page 35 of Amendment No. 1 to Draft Registration Statement describing the potential for conflicts between us and the affiliated companies, and disclose on pages 4, 63, 93 and 122 of Amendment No. 1 to the Draft Registration Statement that the agreements with Bgin Shenzhen and Bgin Zhongshan were conducted at arm’s length, and that we intend to have the services agreement between Bgin HK and Shenzhen Bgin remain in place.

Performance metrics, page 75

29. Please quantify your network hash rate and mining difficulty for the periods presented in the prospectus, discuss how your performance compares to any industry benchmarks, and discuss the reasons for any period over period changes in each performance metric. Please also place these metrics in context by discussing the interrelationship between these metrics, adjustments to mining ratios in response to crypto asset market volatility, and the number of mining machines under operation and not under operation for the periods presented and through the most recent practicable date.

Response: In response to the Staff’s comment, we revised our disclosure on pages 99 through 102 of Amendment No. 1 to the Draft Registration Statement to quantify our hash rate and mining difficulty for each type of cryptocurrencies mined in the periods presented in the prospectus, discuss how our performance compares to any industry benchmarks and the reasons for any period over period changes in each performance metric. We respectfully advise the Staff that we are not able to quantify our overall network hash rate at this time as hash rates vary for each type of cryptocurrencies we mine, and the overall network hash rate cannot be calculated by adding up the hash rates for each type of cryptocurrencies. We also discussed the interrelationship between these metrics, adjustments to mining ratios in response to crypto asset market volatility, and the number of mining machines under operation and not under operation for the periods presented and through the most recent practicable date.

Mining Farm and Hosting Facilities, page 81

30. We note your disclosure on page 1 that, as at August 5, 2022, 841 of your mining machines are being operated in China; 875 are in shipment from China to the US; 1,521 are being stored in Shenzhen China awaiting shipment; and that you expect to transport all the mining machines owned by your subsidiaries to Nebraska by October 2022. Please update this section and disclose:

●	Whether the machines in use in mainland China as of August 5 have also been shipped to the US;

●	The timeline for the installation and integration of your Chinese mining machines in the US;

●	Discuss key steps such as acquiring additional farm space or sourcing additional power generation;

●	With respect to the hosting arrangement in Omaha, any termination provisions and whether the third party provider maintains insurance for interruption of service or damage to miners; and

●	To the extent that all of your machines are not currently in operation in the United States, in the risk factors describe the risks related to the shipment and integration of your Chinese mining equipment into your US operations.

Response:

●	Whether the machines in use in mainland China as of August 5 have also been shipped to the US;

In response to the Staff’s comment, we revised our disclosure on page 98 of Amendment No. 1 to the Draft Registration Statement to disclose that machines in use in mainland China as of August 5, 2022 have also been shipped to the U.S.

●	The timeline for the installation and integration of your Chinese mining machines in the US;

In response to the Staff’s comment, we revised our disclosure on page 98 of Amendment No. 1 to the Draft Registration Statement to disclose that we have installed all of our mining machines as of the date of Amendment No. 1 to the Draft Registration Statement.

●	Discuss key steps such as acquiring additional farm space or sourcing additional power generation;

In response to the staff’s comment, we revised our disclosure on page 104 of Amendment No. 1 to the Draft Registration Statement to disclose that we have entered into an electronic data processing services agreement for a mining facility located in West Virginia.

●	With respect to the hosting arrangement in Omaha, any termination provisions and whether the third party provider maintains insurance for interruption of service or damage to miners;

In response to the Staff’s comment, we revised our disclosure on page 104 of Amendment No. 1 to the Draft Registration Statement to disclose the termination provisions of the hosting arrangement and that the third party providers do not maintain insurance for interruption of service or damage to miners.

●	To the extent that all of your machines are not currently in operation in the United States, in the risk factors describe the risks related to the shipment and integration of your Chinese mining equipment into your US operations.

We respectfully advise the Staff that as of the date of Amendment No. 1 to the Draft Registration Statement, all of our machines have been shipped to the U.S. and as of December 31, 2022, 98.16% of the total number of machines we owned were under operation in the mining farms and facilities in the U.S.

Mining Results, page 82

31. You state that you “measure the success of [your] operations by the value of the cryptocurrency rewards [your] subsidiaries earn from their mining activities.” Please disclose the amount of reward earned by your subsidiaries for each crypto asset mined for each of the period covered.

Response: In response to the Staff’s comment, we revised our disclosure on page 99 of Amendment No. 1 to Draft Registration Statement to include a table that presents the amount of reward earned by our subsidiaries for each crypto asset mined for each of the period covered.

32. Please disclose whether you have a policy regarding when and how you will exchange your mined crypto assets for Tether and fiat currency and through what exchange. To the extent you have an agreement with a third-party exchange, disclose the material terms and file the agreement as an exhibit to the registration statement, and discuss the fees incurred in converting your crypto assets to fiat currency. Additionally, given your disclosure on page 32 that your subsidiaries store all of their crypto assets in hot wallets, discuss what security precautions you take to protect your assets.

Response: In response to the Staff’s comment, we revised our disclosure on page 98 of Amendment No. 1 to Draft Registration Statement to disclose that we do not have a formal policy regarding when and how we will exchange our mined crypto assets for Tether and fiat currency and through what exchange, and that we currently do not maintain any agreement with third-party exchanges on which we exchange cryptocurrencies into fiat currency. Additionally, we included a discussion on page 98 of Amendment No. 1 to Draft Registration Statement related to the security precautions we take to protect our assets.

Consolidated Balance Sheet, page F-3

33. Your header indicates that amounts are in US$ except for share data and per share data. As it appears that the par value of your Class A and Class B ordinary shares is denominated in US dollars, please revise your header to remove reference to per share data. This comment also applies to your consolidated statements of operations and comprehensive income as your basic and diluted net income per share are denominated in US dollars and to your consolidated statements of changes in shareholders’ equity and cash flows as those statements do not contain per share data. Finally, as your statements of cash flows do not include share data, remove reference to such.

Response: In response to the Staff’s comment, we revised our disclosure on pages F-3 through F-6 of Amendment No. 1 to Draft Registration Statement to remove reference to per share data from our consolidated balance sheet, consolidated statements of operations and comprehensive income, and consolidated statements of changes in shareholders’ equity and cash flows, and to remove share data from our statements of cash flows.

Consolidated Statements of Operations and Comprehensive Income, page F-4

34. Please provide us your analysis supporting classification of realized gains/losses on sale/exchange of cryptocurrencies and impairment of cryptocurrencies in other income/expense. Reference for us the authoritative literature you rely upon to support your position.

Response: We respectfully advise the Staff that based on our understanding, currently there is no specific guidance from U.S. GAAP regarding the accounting of cryptocurrencies. We followed the current common public practices of companies conducting cryptocurrency mining operations, the accounting guidance in ASC 350, Intangibles – Goodwill and other, and we treat our cryptocurrencies as intangible assets.

Since the sales of cryptocurrencies are not to a customer, we followed ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets, which provides specific guidance for transfers of certain nonfinancial assets, such as intangible assets, to non-customers. The gain or loss was calculated as the difference between the consideration allocated to each the crypto asset and its carrying amount. Since the sale/exchange of crypto assets does not relate directly to revenue from direct mining transactions, the gains/losses from the sale/exchange of the cryptocurrencies are classified as other income.

For impairment of cryptocurrencies, we followed ASC 350 guidance. Since the impairment loss does not relate directly to revenue from direct mining transactions, it is classified as other income.

Notes to Consolidated Financial Statements

Note 2: Summary of significant accounting policies

Reorganization, page F-7

35. You disclose that you accounted for the June 2022 corporate reorganization as a transaction between entities under common control. As it appears from your disclosure on pages 3, 98 and elsewhere that Decho Investment Limited, controlled by Mr. Qingfeng Wu, controls the registrant after the reorganization and as it appears from disclosure on page 92 that Mr. Qiuhua Li founded and appears to have controlled Bgin Tech Limited, please provide us your analysis supporting the accounting for your June 2022 reorganization as a transaction between entities under common control. In your response tell us the ownership/voting percentages held by each of Mr. Wu and Mr. Li for each entity before the reorganization and confirm that after the reorganization only Mr. Wu indirectly controls the registrant.

Response: We respectfully advise the Staff that prior to the reorganization process, Mr. Qingfeng Wu was the sole shareholder of Bgin HK and both Mr. Qingfeng Wu and Mr. Qiuhua Li have been serving as the only directors of Bgin HK since its inception. In response to the Staff’s comment, we revised our disclosure on page 113 of Amendment No. 1 to Draft Registration Statement to clarify that Mr. Wu also co-founded Bgin HK in March 2019 and has since served as its director.

Revenue recognition, page F-9

36. Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting and specifically address the following:

●	As it relates to step 1 in ASC 606:

o	Provide us a sample contract and cross reference your analysis to the specific provisions of that contract.

o	Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes. As it appears that you may cancel at any time, tell us what happens if you cancel midterm. Also explain whether you can withdraw computing power midterm and reinstitute it later that same day.

●	As it relates to step 2 in ASC 606, substantiate how the provision of computing power to the mining pool is your sole performance obligation.

●	As it relates to step 3 in ASC 606:

o	Identify the consideration specified in the contract, how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13.

o	Tell us the payment terms for cryptocurrencies earned from the mining pool operator and substantiate how valuing these assets upon receipt is not materially different than the fair value at contract inception.

o	Tell us the relevance of the fair value of cryptocurrencies on the date received being not materially different than the time you earned the award from the mining pool operator.

o	Tell us why it is appropriate to deduct transaction fees to the mining pool operator from revenue. Clarify whether the single amount (i.e., the net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.

●	Provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2; that is, based on your contract with the pool operator, tell us the amount of consideration to which you are entitled for providing computing power to the pool operator.

●	Explain why “other service charges” paid to the mining pool operator for the TRB cryptocurrency, as disclosed on page 62, are included in cost of services and not deducted from revenue.

●	Tell us your accounting for the receivables denominated in cryptocurrencies.

Response: In response to the Staff’s comment, we revised our revenue recognition accounting policy in the footnotes to our consolidated financial statements contained in Amendment No. 1 to the Draft Registration Statement on pages F-8 and F-9. We do not participate in any third-party mining pools. Instead, we assemble and manage our own mining pools for our own mining activities. The original revenue recognition policy was quoted from the common policy used by other public traded mining companies.

We connect our own mining pools directly to the blockchain platforms’ servers. There are no contracts between the Company and the blockchain platforms. Instead, public contracts or protocols are published on each of the blockchain platforms regarding a miner’s role and compensation it is likely to receive. Therefore, the Company believes the Staff’s comments regarding the participation in mining pool operator are no longer applicable.

With regard to the “other service charges” paid for TRB cryptocurrency, such charges were paid to the blockchain platform and not to mining pool operator as the Company does not use any third-party mining pool as discussed above. The TRB platform requires each miner to pay certain fees before a miner can participate in providing power computing services in the TRB blockchain platform. The fees are used by the TRB platform to set up and administer such miner’s mining activities on the platform. Therefore, these fees were treated by the Company as costs to execute its performance services and earn its revenue from the TRB platform.

With regard to receivables denominated in cryptocurrencies, there were no such accounts and balances as of June 30, 2022 and December 31, 2021 and 2020.

Cryptocurrencies, page F-10

37. Please tell us why it is appropriate to classify your cryptocurrencies as current assets when indefinite-lived intangible assets are generally considered “other assets” under Rule 5-02.17 of Regulation S-X.

Response: We respectfully advise the Staff that, as currently there is no specific guidance related to cryptocurrencies, the Company followed the accounting practice commonly used by public companies conducting mining operations listed in the U.S. Although cryptocurrencies are treated as indefinite-lived intangible assets, the classification of cryptocurrencies as a current asset was made based on the Company’s consideration of the significant consistent short-term trading volume on readily available cryptocurrency exchanges and there are no limitations or restrictions on Company’s ability to sell the cryptocurrencies and the pattern of actual sales of cryptocurrencies by the Company.

38. Regarding your impairment testing for your cryptocurrencies, please address the following and reference for us the authoritative literature you rely upon to support your accounting:

●	Tell us the market(s) you use to determine the quoted price used to assess impairment for each of your significant cryptocurrency holdings.

●	Tell us whether these market(s) are the principal market(s) for each significant holding and, if not, explain why not.

●	Tell us how often you assess impairment and the timing of the quoted price used in your assessment.

●	Explain how you apply the qualitative assessment given the existence of a quoted price on apparently active markets.

Response: We respectfully advise the Staff that the Company followed ASC 350 Intangibles – Goodwill and other to carry out its impairment analysis for cryptocurrencies. Indefinite-lived intangible assets are not amortized. Instead, they are tested for impairment annually or upon a triggering event that indicates it is more likely than not that the asset is impaired.

●	Tell us the market(s) you use to determine the quoted price used to assess impairment for each of your significant cryptocurrency holdings.

●	Tell us whether these market(s) are the principal market(s) for each significant holding and, if not, explain why not.

The markets the Company used to determine the quoted prices of its cryptocurrencies are KuCoin (for CKB, DERO and NIM), Binance (for TRB and ODO), and Namebase (HNS). These markets are the principal markets for the cryptocurrencies held by the Company.

●	Tell us how often you assess impairment and the timing of the quoted price used in your assessment.

The Company assessed impairment on an annual basis at the end of each fiscal year and the quoted price used for the impairment analysis was the quoted price on the same date as the year-end impairment test is conducted.

●	Explain how you apply the qualitative assessment given the existence of a quoted price on apparently active markets.

As the qualitative assessment is an optional step, the Company opts to perform a quantitative impairment test only because the quoted price is already available at each year-end for cryptocurrencies.

39. As your receipt of cryptocurrencies awarded through your mining activities are noncash activities, please revise your disclosure to clarify. In addition, provide us your analysis supporting classification of cash inflows from the sale of cryptocurrencies received from mining activities as investing activities, specifically indicating your consideration for classifying these cash flows as operating activities. Reference for us the authoritative literature you rely upon to support your classification.

Response: We respectfully advise the Staff that the Company followed the accounting practice commonly used by public companies conducting cryptocurrency mining operations, as currently there is no specific guidance from U.S. GAAP regarding how cryptocurrencies should be classified in cash flow statements.

Cryptocurrencies awarded through mining activities are classified as operating activities since they relate to the Company’s current primary revenue generating business activity. This is consistent with ASC 230 Statements of Cash Flows, which states that cash received from sale of services should be included in operating activities. The Company’s mining activities are deemed as provisions of computing services to the blockchain platforms, which is the primary source of operating revenue for the Company.

Since cryptocurrencies received are treated as indefinite-lived intangible assets, cash inflows from the sale of cryptocurrencies are classified as investing activities, which is consistent with cash flow presentation requirement for indefinite-lived intangible assets under ASC 230.

Note 5: Cryptocurrencies, page F-13

40. As the amounts presented in your table for sale/exchange of cryptocurrencies in each year presented agree with the proceeds from the sale of cryptocurrencies on your statements of cash flows, please represent to us, if so, that there were no exchanges of one cryptocurrency for another in the periods presented. If so, revise your disclosure to clarify. If you exchanged one cryptocurrency for another in the periods presented, revise your statements of cash flows to disclose the noncash investing or operating exchanges, as appropriate.

Response: We respectfully advise the Staff that other than exchanging cryptocurrencies to Tether digital assets, there were no exchanges of one cryptocurrency for another in the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022.

41. Please confirm that, although your policy is to reflect cryptocurrencies purchased as investing activities in your statements of cash flows, you had no such purchases in the periods presented. Otherwise, revise your table here to separately present such purchases.

Response: We respectfully confirm that although our policy is to reflect cryptocurrencies purchased as investing activities in the statements of cash flows, we had no such material purchases in the periods presented.

42. Please revise your disclosure to identify and quantify each significant cryptocurrency held at each balance sheet date.

Response: In response to the Staff’s comment, we included a table on page F-13 under Note 5 of the footnotes to our consolidated financial statements included in Amendment No. 1 to the Draft Registration Statement to disclose each significant cryptocurrency held at each balance sheet date.

Note 7: Income Taxes, page F-13

43. Please revise your disclosure to:

●	provide the components of pre-tax income between the Cayman Islands and foreign jurisdictions as required by Rule 4-08(h)(1)(i) of Regulation S-X; and

●	separately provide the significant temporary differences reconciling items in the table on page F-14 as required by Rule 4-08(h)(2) of Regulation S-X.

Otherwise, tell us why these disclosures are not warranted.

Response: We respectfully advise the Staff that the Company, as a holding company in the Cayman Islands, has no business activities during the periods presented in the prospectus, and in response to the Staff’s comment, we revised our disclosure under “Note 7: Income Taxes” on pages F-13 through F-15 of Amendment No. 1 to the Draft Registration Statement. We respectfully advise the Staff that the significant reconciling items with temporary differences have already been disclosed on the table on page F-14 as these were the only significant reconciling items. The Company currently primarily operates cryptocurrency mining business and items that would give rise to temporary differences are mainly cryptocurrencies and mining equipment due to the different treatments between accounting and tax.

Note 9: Earnings per share, page F-15

44. In your policy note on page F-12 you disclose your use of the two-class method but you appear to present a single earnings per share amount and do not appear to have other participating securities. Please provide us your analysis referencing the authoritative literature you rely upon to support your use of the two-class method or revise your disclosure accordingly.

Response: In response to the Staff’s comment, we revised our disclosure on page F-12 under “Note 2: Summary of significant accounting policies — Earnings per share” of the footnotes to our consolidated financial statements included in Amendment No. 1 to the Draft Registration Statement to remove the reference to two-class method.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC